

October 31, 2013

Via E-mail
Jeffrey Weissmann, Esq.
General Counsel and Secretary
National General Holdings Corp.
59 Maiden Lane, 38<sup>th</sup> Floor
New York, New York 10038

> **Re:    National General Holdings Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 18, 2013**
> **File No. 333-190454**

Dear Mr. Weissmann:

We have reviewed your amended registration statement and response letter filed October 18, 2013 and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Income taxes, page 54

1.  We are still assessing your response to our previous comment 2.  Please tell us the amount of deferred income tax benefit, i.e., the change in deferred tax liability, associated with your Luxembourg equalization reserves for each of the periods presented in your financial statements.

Financial Statements
Notes to Consolidated Financial Statements
Note 2:  Accounting Policies
(f)  Ceding Commission Revenue, page F-8

2.  We acknowledge your response to previous comment 8.   Please address the following additional comments:
   - Please confirm that the ceding commission income you reflect as revenue in your statements of income includes reimbursement for the recovery of acquisition costs on the ceded premiums.  If so, please tell us why you did not reflect that portion of your ceding commissions as a reduction of your deferred acquisition costs as required by ASC 944-30-35-64 and tell us for each period provided in your filing the portion of your ceding commission income that relates to the recovery of acquisition costs.
   - Given that your ceding commission income primarily relates to related parties, please tell us why these parties are willing to pay you a ceding commission that is higher than your acquisition costs.  In your response, please tell us whether these related parties are essentially earning a disproportionately low return on the overall portion of business ceded to them.

Note 10:  Income Taxes, page F-38

3.  We acknowledge your response to comment 12.  Please address the following additional comments:
   - Please explain to us how you had a tax deduction for the acquisition costs associated with the business commuted to a subsidiary of GMAC in conjunction with your acquisition of the U.S consumer property and casualty insurance business of GMAC. In this regard, you indicate that the asset for deferred acquisition costs was not recorded for GAAP purposes in acquisition accounting and you separately indicate that these costs are expensed as incurred for statutory and tax purposes.  As a result, it would appear that GMAC claimed a tax deduction for the acquisition costs that were capitalized on its GAAP balance sheet in its tax return prior to your acquisition and that you would not be entitled to a tax deduction for those same acquisition costs.
   - To the extent that you are not entitled to claim a tax deduction for the acquisition costs incurred by GMAC prior to your acquisition, please tell us your consideration for recording a liability for unrecognized tax benefits under ASC 740-10-25-5 through 25-17 and ASC 740-10-30-7.

You may contact Ibolya Ignat at (202) 551-3656 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters.  Please contact Johnny Gharib at (202) 551-3170, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc:    <u>Via E-mail</u>
       J. Brett Pritchard, Esq.
       Locke Lord LLP
       111 South Wacker Drive
       Chicago, Illinois 60606